Exhibit (a)(5)(lviii)
Lionel Z. Glancy (SBN #134180)
Michael Goldberg (SBN #188669)
Andy Sohrn (SBN #241388)
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160 info@glancylaw.com
Local Counsel for Plaintiff Joel A. Gerber
[Additional Counsel on Signature Page]
UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN JOSE DIVISION

)
JOEL A. GERBER, Individually and	)	Case No. 09 CV 0785 (RMW)
On Behalf Of All Others Similarly	)
Situated,	)
	)	AMENDED CLASS ACTION
Plaintiff,	)	COMPLAINT FOR VIOLATION
	)	OF SECURITIES LAWS
vs.	)
)
)
ROCHE HOLDING LTD and	)	JURY TRIAL DEMAND
ROCHE INVESTMENTS USA INC.,	)
)
)
Defendants.	)
)
)

     Plaintiff Joel A. Gerber, by his undersigned attorneys, for his amended class action complaint against defendant, alleges upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, reviewing Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and/or other materials as follows:

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

NATURE OF ACTION
1.      Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendant, who own the securities of Genentech, Inc. (“Genentech”) and who are similarly situated, for compensatory damages and injunctive relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the consummation of a tender offer, first announced on February 9, 2009 and subsequently amended on March 6, 2009, whereby Roche Holding Ltd, through its wholly-owned subsidiary Roche Investments USA Inc. (collectively, “Roche” or the “Buyer”) would acquire the remaining approximately 44% of Genentech’s outstanding shares of common stock that it does not already own. Alternatively, in the event that the tender offer is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties and misleading tender offer materials owed by defendant to the Company’s shareholders.
2.     Under the original tender offer, dated February 9, 2009, Roche offered $86.50 per share in cash in a transaction valued at approximately $42 billion (the “Tender Offer”). On March 6, 2009, Roche announced that it had increased its tender offer to $93 per share (the “Amended Tender Offer”).
3.     In addition, both the Tender Offer and the Amended Tender Offer, as more particularly alleged herein, constitutes a breach of Roche’s fiduciary duties owed to Genentech’s public shareholders, and is being made at an inadequate price. Roche’s offers seek to take advantage of the unfair timing of current market conditions to take advantage of Genentech shareholders. Finally, the material filed with the SEC and distributed to Genentech shareholders contains misstatements and omissions, as detailed herein, in violation of Section 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).
JURISDICTION AND VENUE
4.     This action is brought to remedy violations of Section 14(e) of the Exchange Act, 15 U.S.C. § 78n, and Section 20 of the Exchange Act, 15 U.S.C. § 78t.
AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

5.     The subject matter jurisdiction of this Court is based upon, inter alia, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, 28 U.S.C. § 1331, and 28 U.S.C. § 1367.
6.     Venue is properly laid in this District because many of the acts, transactions, and conduct constituting violations of law complained of occurred herein. Genentech is headquartered in this District.
7.     In connection with the acts, conduct, and other wrongs complained of herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce, including the mails, telephone communications, and the facilities of national securities markets.
PARTIES
8.     Plaintiff Joel A. Gerber, at all times relevant hereto, has been the owner of Genentech common stock.
9.     Defendant Roche Holding Ltd is a joint stock company organized under the laws of Switzerland. At all times relevant hereto, defendant Roche Holding Ltd has owned 587,189,380, or approximately 55.8%, of Genentech’s issued and outstanding shares of common stock.
10.     Defendant Roche Investments USA Inc. is a Delaware corporation. It is an indirectly wholly-owned subsidiary of Roche Holding Ltd, formed for the purpose of making the Tender Offer.
CLASS ACTION ALLEGATIONS
11.     Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of Genentech, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with the defendants, who are threatened with injury arising from defendants’ actions as is described more fully below (the “Class”).
12.     This action is properly maintainable as a class action.
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13.     The Class is so numerous that joinder of all members is impracticable. As of February 9, 2009, Genentech had approximately 490 million shares of common stock outstanding other than those owned by Roche Holding Ltd. The number and identities of the record holders of the Genentech securities can easily be determined from the stock transfer journals maintained by Genentech or its agents. The disposition of their claims in a class action will be of benefit to the parties and to the Court.
14.     A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action. The likelihood of individual class members prosecuting separate claims is remote.
15.     There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:
     (a)     Whether the Tender Offer and Amended Tender Offer documents contain materially false and misleading statements, in violation of Section 14(e) of the Exchange Act;
     (b)     Whether Roche owes fiduciary obligations to Genentech’s stockholders;
     (c)     Whether the Amended Tender Offer price is adequate; and
     (d)     Whether plaintiff and the other members of the Class would be irreparably damaged were the Amended Tender Offer completed.
16.     Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class.
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Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.
17.      The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.
SUBSTANTIVE ALLEGATIONS
18.      Genentech, founded in 1975, is a biotechnology company that engages in the discovery, development, manufacture, and commercialization of pharmaceutical products in the United States. The company sells its products to wholesalers, specialty distributors, or directly to hospital pharmacies.
19.      Genentech is approximately 56% owned by Roche, a leading Swiss pharmaceutical company. Pursuant to an Affiliation Agreement dated July 22, 1999 (the “Affiliation Agreement”) and the Company’s bylaws, Roche is entitled to representation on the Board proportional to its ownership of Genentech’s common stock. Out of the seven members currently comprising the Board, three, William M. Burns, Erich Hunziker, and Jonathan K.C. Knowles, are designees of Roche.
The Initial Proposal
20.      On July 21, 2008, Genentech announced that it received a bid from Roche Holding Ltd to buy the remainder of Genentech stock it does not already own for $89.00 per share in cash in a transaction valued at approximately $43.7 billion.
21.      That initial $89.00 per share offer was unfair because, inter alia, the intrinsic value of Genentech’s stock was in excess of the $89.00 value, giving due
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consideration to the possibilities of growth and profitability of Genentech in light of its business, earnings and earnings power, present and future.
22.      On July 18, 2008, the last trading day before Genentech announced defendant Roche Holding Ltd’s acquisition proposal, shares of Genentech common stock closed at $81.82 per share on the New York Stock Exchange (the “NYSE”). The acquisition price of $89.00 thereby represented a premium of only 8.8% of the trading price of Genentech stock. Such a meager premium can hardly be considered to be maximizing shareholder value for their shares of the Genentech stock.
23.      Genentech’s financial statements demonstrate how it was experiencing significant growth in revenue, placing its inherent value above the consideration being offered in the initial offer. For instance, in its Form 10-K filing with the SEC, Genentech reported that its total operating revenue in 2007 was $11.7 billion, an increase of 26% from $9.28 billion in 2006. It also reported that its product sales in 2007 were $9.44 billion, an increase of 24% from $7.64 billion in 2006. Equally impressive was the 47% increase in royalty revenues, to $1.98 billion in 2007, from $1.35 billion in 2006. Further, Genentech reported that its net income in 2007 was $2.77 billion, an increase of 31% from $2.11 billion in 2006.
24.      Indeed, the financial analysts have praised Genentech as being a highly attractive acquisition target. CNBC.com, in a July 21, 2008 article entitled “Big Pharma is Scrambling to Buy More Biotech Firms” (“CNBC July 21, 2008 Article”) reported that American biotech companies in general and Genentech in particular, have recently become lucrative buys in view of increasing demand for so-called “large molecule” biotech drugs and the weakening dollar. The CNBC July 21, 2008 Article provided in relevant part that:
Roche Holdings’ $43.7 billion bid to buy out the remainder of Genentech highlights drugmakers’ growing reliance on biotech products as conventional medicines are cannibalized by generics.
The deal would be the largest biotechnology acquisition ever, reflecting Genentech’s unrivalled position in cancer, and comes on the heels of a spat of big-ticket purchases.

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Industry analysts expect more to follow.
“Big Pharma is looking to spread its wings and bolster its pipeline,” said Simon Friend, global pharmaceutical leader at PricewaterhouseCoopers.
“Just about every major drug company you talk to says they are devoting a much higher proportion of their own research and investment in stuff they are buying to biotech,” said Paul Diggle, an analyst at Nomura Code.
* * *
Drugmakers are scrambling to secure promising pipelines and technologies to ensure future growth as many of the world’s top conventional, or small molecule, drugs face patent loss over the next five years.
Biotech drugs look to be a better bet, with sales growing over 12.5% in 2007, more than double the rate of overall pharmaceutical sales, according to IMS Health.
U.S.-based Genentech’s cancer drug Avastin is widely expected to become the world’s biggest selling drug next decade, as its use expands into additional and earlier treatment settings.
Large molecule biotech drugs are also less exposed to generics, since they are much more complex to manufacture.
A weak dollar has increased the attraction of assets in the United States, which remains the centre of biotech research.
That, coupled with recent stock market turmoil, means some large overseas companies are scenting value.
“Given the current economic environment, the valuation of a number of public biotech businesses is particularly attractive, so you may see a bubble of biotech M&A,” said Ian Oliver, a senior manager in the life sciences team at Ernst & Young.
Last year was already a record year for biotech mergers, acquisitions and strategic alliances, according to Ernst & Young, with deals worth potentially $60 billion clinched in the United States, while $34 billion was done in Europe. (Emphasis added.)

25.      The CNBC July 21, 2008 Article also reported that many financial analysts have noted that the Roche Holding Ltd’s offer for Genentech was underpriced:
The Swiss group is an unusual position as the majority owner of Genentech but, even so, it may need to put more cash on the table to win over the minority shareholders.
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Its offer of $89 a share represents a premium of just 8.8 percent, which looks measly compared with an average 63 percent, according to Credit Suisse, for recent pharmaceutical buys of biotech companies.
Roche — whose option on Genentech’s pipeline products expires in 2015 — insists its offer is fair and generous but the market is betting on more, with Genentech shares rising 14 percent to just over $93 in early U.S. trade on Monday.
“Ultimately, we see an upward revision to $89 a share and view the initial offer as a first step,” said JP Morgan analyst Geoffrey Meacham.
Another risk is that Roche may lose top talent at Genentech by bringing the business fully into the Roche fold. (Emphasis added.)

26.      On the same day, MarketWatch, an online financial publication, in an article entitled “Roche bids $43.7 billion for rest of Genentech,” touted the expected long term growth of Genentech:
... Genentech is still considered to possess one of the brighter product pipelines in the biotech industry, giving it one of the largest market capitalizations in the pharmaceutical industry.
On July 14, Genentech said second-quarter royalty revenue from overseas sales jumped 30% from last year to $629 million, due to higher sales and currency translations.
* * *
Some analysts didn’t rule out the need for a sweetened offer. Societe Generale said in a note to clients that a higher bid may be needed to convince Genentech’s minority shareholders, considering that Roche didn’t hold discussions with Genentech’s management before making the offer and that Genentech’s share price hit $100 back in 2005.
* * *
Over the past decade Roche, which bought its controlling stake in Genentech in the early 1990s has grown increasingly dependent on the U.S. company’s stable of ground-breaking cancer drugs to boost profit. (Emphasis added).

27.      Further, upon the announcement of Roche Holding Ltd’s bid for Genentech, The Wall Street Journal, in an article entitled “Roche Offers to Buy Full Stake in Genentech” (the “July 21, 2008, WSJ Article”), reported that the offer could compromise the Company’s independence, considered essential to Genentech’s continued success with advancement of its biopharmaceutical products and technology, and thus the Company’s long-term growth and business prospects:

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

Buying the rest of Genentech would be an ambitious but risky move for Mr. Schwan, who took the reins of [Roche] in March. It would give Roche, which is based in Basel, full control of one of the world’s most productive biotech firms. But it could in some ways undermine the independence that both Roche and Genentech have always maintained is critical to Genentech’s success. That success has been crucial to development of the next generation of new medicines.
* * *
Roche has become increasingly dependent on Genentech’s stable of cancer drugs for both sales and profits in recent years. Drugs developed by Genentech contributed nearly a third of Roche’s total sales of 46.1 billion Swiss franks, or about $45 billion, in 2007.
Because several of Genentech’s products have near-monopoly positions in their respective markets, they command very high prices and are extremely profitable. Roche already consolidates Genentech sales in its profit-and-loss statements.
Since Roche bought control of Genentech, the latter has brought to market a slew of cutting-edge medicines that have racked up sales of more than $1 billion a year, including Avastin, Rituxan and Herceptin for various forms of cancer. Indeed 2007 sales of Avastin and Rituxan both topped $2 billion world-wide. As part of the two companies’ arrangement, Genentech sells the drugs inside the U.S. and Roche outside the U.S.
If Roche buys the rest of Genentech, a big question is what will become of the biotech company’s independence. ...
When Roche first acquired the majority stake in Genentech, it prompted an exodus of many Genentech scientists, who left to set up other biotech companies, many in the San Francisco Bay Area. Anticipation that Roche would take the company over completely in 1999 put other scientists and executives on headhunters’ lists.(Emphasis added.)

28.      Accordingly, defendant Roche Holding Ltd’s initial offer was grossly unfair, inadequate and provide value to Genentech’s stockholders substantially below the fair or inherent value of the Company. Taking into account the current and historical values of Genentech stock, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Genentech is materially greater than the consideration contemplated by the initial offer price.
29.      The Roche proposal was followed by a flurry of meetings that continue to the present. On July 23, 2008, the Genentech board of directors met and decided, inter alia, that a special committee would be needed to evaluate any proposal by Roche. Subsequently, the board of directors authorized management to prepare an
AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

update to its existing financial plan in order to better assess any proposal by Roche. The financial plan would consist of the Company’s best estimates as to its business, financial, and scientific prospects in both the long and short term, and would assume the current business model and ownership structure of the Company
30.      On July 24, 2008, the Genentech board of directors appointed a special committee consisting of its independent directors in order, inter alia, to evaluate, negotiate, and make recommendations to the public stockholders of Genentech about any proposal by Roche.
31.      Subsequent to the initial offer, numerous meetings took place between and among representatives of Roche Holdings and Genentech.
32.      At one such meeting, on November 16, 2008, Genentech’s senior management and advisors met with Roche’s senior management and advisors to discuss, inter alia, Genentech’s revised financial plan in detail. Numerous followup conversations and meetings ensued.
33.      During these meetings, representatives of Genentech informed Roche Holding Ltd that, based on the extensive analysis performed by management and its outside financial advisor, including Goldman Sachs, Genentech would consider an offer of $112 per share.
34.      By January 19, 2009, Roche’s representatives informed Genentech’s representatives that they did not believe that $112 per share was an appropriate basis upon which to conduct negotiations.
The Tender Offer
35.      On January 30, 2009, defendant Roche publicly announced its intention to launch a tender offer at $86.50 per share.
36.      On February 9, 2009, defendant Roche filed an Offer to Purchase with the SEC as an exhibit to its Schedule TO, pursuant to which it offered to acquire all of Genentech’s outstanding shares at $86.50 cash, even less than the initial offer price and thus even more unfair.

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

37.      According to an Associated Press article dated February 9, 2009:
Roche’s latest offer, $2.50 per share less than an offer rejected by Genentech directors in July, has sparked concern from analysts that key personnel at the biotech pioneer could leave, depending on any potential deal. Roche estimated the deal’s value at $42 billion in a regulatory filing Monday.
Roche said its new offer is aimed directly at shareholders, bypassing the board. The offer is significantly lower than the $100-per-share value analysts had been touting for several months.

38.      According to a New York Times article of February 10, 2009:
Roche also said in the filings on Monday that after buying tendered shares, it planned to exercise its right to increase its representation on Genentech’s board to be proportional to its stake in the company, which would give it a majority on the board. It now holds 3 of 7 seats.
* * *
In November, Genentech presented a long-range business forecast, which was used to justify a value of the company at $112 to $115 a share.
* * *
Roche said it was somewhat less optimistic than Genentech that Genentech’s drug Avastin would be successful in trials testing it as a treatment for colon and lung cancer after surgery. The drug currently is approved only to treat cancers that have recurred or spread. Postsurgical use could add more than $1 billion to sales of Avastin, which were $2.7 billion in the United States in 2008.
Analysts expect many stockholders will not tender their shares, on the expectation that if Avastin succeeds in the adjuvant colon cancer trial in April, Genentech’s shares will shoot up well past Roche’s offer.

39.      The Tender Offer filings, in addition to offering Genentech’s shareholders an inadequate price, notwithstanding Roche’s fiduciary obligations to the Class members, are false and misleading for, inter alia, the reasons set forth below
Projections
40.      One of the primary stated rationales that Roche employs for rejecting Genentech’s offer to begin bidding in the $112-115 per share (rather than the $93 per share revised offer) is its insistence that Genentech’s projections in its revised financial plan are unreliable.

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

41.      Each year, beginning in November, Genentech reviews and revises its financial plans, and finalizes them the following June. As detailed above, in July 2008, the Genentech board of directors determined that in order to evaluate any proposal, it would have to update its financial plans.
42.      Genentech’s responses to the Roche proposal are based on its revised and updated financial plans as presented to Roche and its representatives in November 2008. Roche refers to the June 2008 long range financial plans as the “June LRPF” and the updated financial plans as the “November Financial Model.”
43.      In the Offer to Purchase, Roche states at page 32 that:
Roche believes that the November Financial Model was prepared by the Company in connection with the valuation discussions between the Special Committee and Roche in order to persuade Roche to increase the $89 per Share proposal. Based on Roche’s review, Roche believes that the June LRP Summary represents a more realistic estimate of the Company’s long-term prospects as compared to the November Financial Model. In addition, Roche notes that the June LRP Summary was based on the Company’s last board-approved long-range plan prepared in the ordinary course prior to Roche’s proposal.

44.      This statement is false and misleading insofar as:
(a)      Although Genentech historically begins its Long Range Planning process with November results (and, in this case the June 2008 results were predicated on November 2007 results), Roche was informed at its various meetings and by communications with Genentech, the updated financial plan was based on current financial results, updated to as late as January 2009 — 14 full months after the basis for the June 2008 projections (based on the November 2007 results).
(b)      Genentech’s current financial projections are based on 14 additional months of actual results in drug testing, sales results, and evaluation of Genentech’s relative competitive position.
Competition
45.      Another stated rationale that Roche employs for rejecting Genentech’s November 2008 Plan is that it fails to adequate consider the effects of other,
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competing projections on the market. For example, on page 21 of the Offer to Purchase, Roche states that:
We believe that the November Financial Model does not appropriately take into account the long-term impact that potential future competitive products may have on the sales of the Company’s current products. Given the large number of mid to late stage clinical trials conducted by competitors of the Company in various cancer indications, Roche expects future competitive pressure on the Company’s key cancer drugs to be stronger than assumed in the November Financial Model. This also applies to other marketed drugs, such as Lucentis.

46.      This statement is false and misleading because, as Roche is aware, the prospect of competitive challenges to Genentech’s products, in the form of generics or follow-on biologics (“FOBs”), is particularly slim. As Genentech states in its Form 14D-9, filed with the SEC on February 23, 2009 (the “14D-9”) in response to Roche’s Tender Offer, Genentech’s product line has not historically faced such competition from generics or FOBs, nor was it likely to, given, inter alia, the lack of any current legislation to approve FOBs in the United States, the extensive costs and market risks inherent in developing and obtaining approval of FOBs, as well as Genentech’s updated research into potentially competitive products. Nonetheless, as Genentech states in its Form 14D-9 and as Roche knew or should have known from its discussions with the Company, Genentech’s November 2008 plan assumed greater competition and a decline in revenues.
Price
47.      Another stated rationale that Roche employs for rejecting Genentech November 2008 Plan is its future pricing. At page 19 of its Offer to Purchase, Genentech states that:
The November Financial Model assumes price increases, which we believe are optimistic given, among other things, the effect of policy initiatives that may be introduced by the new U.S. administration, weak macroeconomic conditions, the ability of payors to pay for treatments, the effects of new products and the possible implementation of therapeutic reference pricing.

48.      This statement is false and misleading because, as Genentech explained to Roche and its representatives in meetings and other communications set forth in
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Genentech’s Form 14D-9, inter alia, the November 2008 Plan actually employs lower levels of future pricing.
Taxation
     Still another stated rationale that Roche employs for rejecting Genentech November 2008 Plan is that it predicts that Genentech’s overall tax rate will decline significantly from approximately 36% to 30%. As stated on page 21 of the Offer to Purchase:
The November Financial Model assumes that the Company’s overall effective tax rate will decline significantly. Based on our global experience, we believe that a reduction of this magnitude in the Company’s overall effective tax rate is unlikely to be achieved.

49.      This statement is false and misleading insofar, as Genentech explained to Roche and its representatives in meetings and other communications, Genentech’s projected overall tax rate of 30% was reached after numerous analysis by multiple third-party tax experts, and based, inter alia, on actual tax rates applied to competitors in the mid-20% range, and a change in California tax law, starting in 2001, that will result in an effective 28% percent rate. Thus, if anything, Genentech’s expected overall tax rate is below 30%, a fact known to Roche.
Manufacturing Capacity
50.      Still another stated rationale that Roche employs for rejecting Genentech November 2008 Plan is that it concludes that Genentech suffers from “significant excess manufacturing capacity for biologics.” As stated on page 19 of the Offer to Purchase:
We believe the Company has significant excess manufacturing capacity for biologics. The November Financial Model discounted the effect of such excess capacity by assuming a successful contract manufacturing operation. We believe that this assumption carries a high degree of uncertainty and risk especially as contract manufacturing is not part of the Company’s business model or core competencies. We believe that no discussions with potential contract manufacturing customers have been initiated. We further note that Roche’s synergy estimates noted above are partly related to the restructuring of this excess manufacturing capacity.

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51.      This statement is false and misleading because Roche knew or should have known, based on its extensive meetings and communications with, and prior extensive knowledge of Genentech’s operational capacities, that the Company plan to reduce its excess capacity by insourcing several products, and that its projections based on manufacturing capacity were reasonable based on past success in-sourcing contract manufacturing opportunities. As the Form 14D-9 states:
The Company currently expects to have some level of excess manufacturing capacity when its new plants in Singapore and California are operational. In the 2008 Financial Plan, the Company assumes that it in-sources two new products to contract manufacture for other parties (one in 2012 and the other in 2014) in order to utilize its excess capacity. The Company assumes these deals are completed with terms similar to the Actemra contract manufacturing relationship that the Company signed in 2008. The Company’s management believes these assumptions, which have a modest financial impact on the 2008 Financial Plan, are reasonable based on past success insourcing contract manufacturing opportunities. (Emphasis added).

No assigned, relative weights to Individual Factors
52.      Roche also posits the implausible proposition that, even after months of extensive analysis, it did not assign particular values to the various factors in concluding that its low-ball offers were fair. Roche states at page 24 of its Offer to Purchase that:
We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness.
53.      This statement is false and misleading, inter alia, because:
(a)      Roche, as a majority shareholder and having participated in numerous meetings with Genentech personnel throughout the years about its projections, was in a unique position to assess the “individual factors” necessary to reach a conclusion as to the fairness of its offer.
(b)      Roche, having participated in several recent high-level meetings with senior-level Genentech personnel and Genentech advisors, as well as having obtained from Genentech and its advisors documents containing highly detailed projections and other sensitive financial information, was in a unique position to
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assess the “individual factors” necessary to reach a conclusion as to the fairness of its offer.
(c)      Roche itself states that the Tender Offer, at $86.50 per share, was worth approximately $42.1 billion. With the March 6, 2009 revised bid of $93 per share, this implies a transaction value of approximately $45.3 billion.
54.      Accordingly, it is simply implausible to state that a tender offeror willing to pay over $42 billion and as high as $45.3 billion to acquire complete ownership of a publicly-traded company had failed to assign “relative weights” to the “individual factors” of valuation in order to conclude whether the transaction was fair.
Misleading Comparable Transactions
55.      At page 27 of the Offer to Purchase, two transactions are listed that fail to meet the stated criterion of transactions since 2003 exceeding $1 billion in which the acquirer owed more than 50% of the outstanding shares prior to the transaction and sought 25-50% of the outstanding shares through the acquisition. These two transactions were Royal Dutch Shell’s acquisition of Shell Canada (acquired only 22%) and News Corp.’s acquisition of Fox Entertainment (already owned 82% of Fox shares and had 97% of voting power). Numerous additional transactions that matched the stated criteria, including at least 30 international transactions, were not included in the list.
The Fiduciary Relationship Between Roche and Genentech
56.      Although the Offer to Purchase states that the Buyer’s interest is different from that of the Genentech stockholders, it does not make clear the fiduciary relationship between the Buyer and the Class members, thereby requiring Buyer to tender for the Genentech shares at a fair price.
57.      On February 23, 2009, Genentech publicly rejected Roche’s Tender Offer. Genentech issued a press release, entitled “Genentech Special Committee Rejects Roche’s $86.50 Offer As Inadequate,” and filing the 14D-9, detailing the reasons for rejecting Roche’s proposed offer.

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58.      Genentech subsequently amended its 14D-9 to include presentations and exhibits presented to industry analysts on March 2, 2009.
The Amended Tender Offer
59.      On March 6, 2009, Genentech amended its tender offer to $93.00 per share, and extended the deadline for tendering shares until midnight on March 20, 2009.
60.      Although the offer price is higher, the Amended Tender Offer is subject to the same flaws as the Tender Offer, and the Offer to Purchase continues to contain the same false and misleading statements, as set forth herein.
61.      Further, the Amended Tender Offer continues to constitute an unfair and inadequate price for public Genentech shareholders, in breach of Roche’s fiduciary duties, as set forth herein.
CLAIM I
VIOLATION OF SECTION 14(e) OF THE EXCHANGE ACT
62.      Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.
63.      This claim, pursuant to Section 14(e) of the Exchange Act promulgated by the SEC thereunder, is brought directly against each defendant.
64.      Defendants caused to be issued the Tender Offer which was materially false and misleading in that it contained false and misleading statements, and failed to disclose material information, as set forth above.
65.      Defendant Roche seeks to secure complete control of Genentech by means of the materially false and misleading information.
66.      Had the individual defendants disclosed in the Proxy Statement the omissions described herein, Genentech would not tender their shares unless the tender consideration was increased materially.
67.      As a result of the foregoing, the defendants have violated Section 14(e) of the Exchange Act promulgated by the SEC thereunder.

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68.      Plaintiff and the Class have sustained damages by reason of defendant’s misrepresentations as described herein equal to the difference between the tender consideration of $86.50 per share and the higher amount which the shares were worth.
CLAIM II
VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
69.      Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.
70.      Defendant Roche, by virtue of their positions, stock ownership, and/or specific acts described above, were, at the time of the wrongs alleged herein, controlling persons within the meaning of Section 20(a) of the Exchange Act.
71.      Defendant Roche had the power and influence and exercised the same to issue the tender at an inadequate price having inside information as to Genentech’s true value.
CLAIM III
VIOLATION OF FIDUCIARY OBLIGATIONS
UNDER SUPPLEMENTAL JURISDICTION
72.      Plaintiff repeats and realleges each and every allegation contained in each of the foregoing paragraphs as if set forth fully herein.
73.      If the Tender Offer is completed, plaintiff and the Class will be damaged. The Tender Offer is wrongful, unfair, and will deny Genentech’s shareholders their right to share proportionately in the true value of its valuable assets, profitable business, and future growth in profits and earnings.
74.      Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Genentech’s valuable assets and businesses, all to the irreparable harm of the Class.
75.      Plaintiff and the Class have no adequate remedy of law.
76.      Plaintiff demands trial by jury.

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

WHEREFORE, plaintiff, on behalf of itself and the Class, prays for judgment and relief as follows:
A.      declaring this action to be a proper class action and certifying plaintiff as the representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;
B.      awarding plaintiff and the Class damages, together with appropriate prejudgment interest at the maximum rate allowable by law;
C.      awarding plaintiff and the Class their costs and expenses for the litigation, including reasonable attorneys’ fees and other disbursements; and
D.      granting such other and further relief as may be necessary and appropriate.

Dated: March 9, 2009	Respectfully Submitted, GLANCY BINKOW & GOLDBERG LLP
	By:	/s/ Andy Sohrn
Lionel Z. Glancy
Michael A. Goldberg Andy Sohrn 1801 Avenue of the Stars, Suite 311 Los Angeles, CA 90067 Telephone: (310) 201-9150 Facsimile: (310) 201-9160

Robert I. Harwood HARWOOD FEFFER LLP 488 Madison Avenue New York, NY 10022 Telephone: (212) 935-7400 Facsimile: (212) 753-3630
Jeffrey H. Squire BRAGAR WEXLER EAGEL & SQUIRE, P.C. 885 Third Avenue, Suite 3040 New York, New York 10022 Telephone: (212) 308-5858 Facsimile: (212) 486-0462 Attorneys for Plaintiff

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION OF SECURITIES LAWS

PROOF OF SERVICE BY ELECTRONIC POSTING
PURSUANT TO NORTHERN DISTRICT OF CALIFORNIA LOCAL RULES AND
ECF GENERAL ORDER NO. 45
AND BY MAIL ON ALL KNOWN NON-REGISTERED PARTIES
I, the undersigned, say:

I am a citizen of the United States and am employed in the office of a member of the Bar of this Court. I am over the age of 18 and not a party to the within action.  My business address is 1801 Avenue of the Stars, Suite 311, Los Angeles, California 90067.

On March 9, 2009, I served the following by posting such documents electronically to the ECF website of the United States District Court for the Northern District of California:

AMENDED CLASS ACTION COMPLAINT FOR VIOLATION
OF SECURITIES LAWS

on all ECF-registered parties in the action as listed below:

Lionel Z. Glancy
info@glancylaw.com

Michael M. Goldberg
info@glancylaw.com

There are currently no ECF non-registered parties in this action.

I certify under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.  Executed on March 9, 2009, at Los Angeles, California.

/s/ Andy Sohrn Andy Sohrn